UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)

TERRA INDUSTRIES INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

457729101

(CUSIP Number)

N. Jordan

Secretary

Anglo American plc

20 Carlton House Terrace

London SW1Y 5AN, United Kingdom

011-44-207-698-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457729101	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ANGLO AMERICAN plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER By subsidiary: 25,060,725 Common Shares 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER By subsidiary: 25,060,725 Common Shares 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,060,725 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 457729101	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TAURUS INVESTMENTS S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 25,060,725 Common Shares 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 25,060,725 Common Shares 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,060,725 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 457729101	SCHEDULE 13D	Page 4 of 9 Pages

Item 1. Security and Issuer.

This Amendment No. 23 to the Schedule 13D, dated August 3, 1983, of Minerals and Resources Corporation (as amended by Amendments Nos. 1 through 22, the “Schedule 13D”), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), relating to common shares, no par value (the “Common Shares”), of Terra Industries Inc. (“Terra”), a Maryland corporation, with its principal executive offices located at Terra Centre, 600 4th Street, Sioux City, Iowa 51101.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting the last paragraph in its entirety and replacing it with the following:

“During the last five years, neither Anglo American or Taurus, nor, to the best knowledge of Anglo American or Taurus, any of the directors or executive officers of Anglo American or Taurus, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.”

Item 2 of the Schedule 13D is hereby further amended by deleting Annex A in its entirety and replacing it with Annex A to this Amendment No. 23.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the text under Item 4 in its entirety and replacing it with the following:

“On December 13, 2004, Taurus and certain purchasers (the “Purchasers”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which Taurus agreed to sell 25,060,725 Common Shares of Terra, or approximately 32.2% of the outstanding capital stock of Terra (the “Sale”), to the Purchasers. Taurus expects the Sale to result in net proceeds of approximately US$175,900,000, after deduction of fees and expenses payable to Lazard Frères & Co. LLC (“Lazard”), pursuant to an engagement letter agreement, dated November 1, 2004, as supplemented on December 13, 2004 (as so supplemented, the “Lazard/Taurus Letter Agreement”), subject to adjustment pursuant thereto. Upon the consummation of the Sale, Anglo and Taurus will cease to own any Common Shares of Terra.

In connection with the Sale, on December 13, 2004, Taurus and Terra entered into a letter agreement (the “Terra/Taurus Letter Agreement”), pursuant to which Taurus has agreed to make a payment to Terra if, as a consequence of the efforts by Taurus and others on its behalf in preparation for the Sale, the market price of Terra’s Common Shares falls and as a consequence Terra becomes obligated to issue additional shares pursuant to its acquisition of Mississippi Chemical Corporation.

On December 13, 2004, Taurus and Seneca Capital LP and Seneca Capital International Ltd. (collectively, “Seneca”) entered into a letter agreement (the “Seneca Letter Agreement”) to clarify certain terms in the Stock Purchase Agreement.

Pursuant to the Lazard/Taurus Letter Agreement, Taurus has agreed that it will not (i) prior to March 15, 2005 without Lazard’s prior written consent, sell any shares of capital stock of Terra or any securities convertible into, or exercisable or exchangeable for such capital stock, in each case other than in a sale that is exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”), and (ii) prior to January 15, 2005 without Lazard’s prior written consent, directly or indirectly, establish a put equivalent position with respect to any shares of capital stock of Terra held by Taurus.

The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the Terra/Taurus Letter Agreement, the Lazard/Taurus Letter Agreement and the Seneca Letter Agreement, which are incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text under Item 5 in its entirety and replacing it with the following:

“(a) Except as referred to in Item 2 hereof and as set forth below, neither Anglo American or Taurus, nor, to the best knowledge of Anglo American or Taurus, any of the executive officers or directors of Anglo American or Taurus, owns beneficially, or has any right to acquire, directly or indirectly, any of the Common Shares of Terra.

CUSIP No. 457729101	SCHEDULE 13D	Page 5 of 9 Pages

As of the date hereof, and prior to the consummation of the Sale, Anglo American and Taurus are deemed to beneficially own 25,060,725 Common Shares of Terra, or 32.2% of the total number of outstanding Common Shares of Terra, as reported to Anglo American and Taurus by Terra.

(b) Prior to the consummation of the Sale, Taurus has sole voting and dispositive power with respect to 25,060,725 Common Shares of Terra, or 32.2% of the outstanding Common Shares of Terra. Prior to the consummation of the Sale, Anglo American, through its subsidiary Taurus, has sole voting and dispositive power with respect to 25,060,725 Common Shares of Terra, or 32.2% of the outstanding Common Shares of Terra.

(c) Neither Anglo American or Taurus, nor, to the best knowledge of Anglo American or Taurus, the executive officers or directors of Anglo American or Taurus, has effected, during the 60 days preceding the date hereof, any transaction in the Common Shares of Terra.

(d) The net proceeds to be received by Taurus from the Sale may be subject to certain adjustments set forth in the Lazard/Taurus Letter Agreement.

(e) Not applicable.”

Item 6. Contract, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following paragraphs after the last paragraph of Item 6:

“On December 13, 2004, Taurus and the Purchasers entered into the Stock Purchase Agreement pursuant to which Taurus agreed to sell 25,060,725 Common Shares of Terra, or approximately 32.2% of the outstanding capital stock of Terra, to the Purchasers at a price of US$7.50 per share. Taurus expects the Sale to result in net proceeds of approximately US$175,900,000, after deduction of fees and expenses payable to Lazard, pursuant to the Lazard/Taurus Letter Agreement, subject to adjustment pursuant thereto. The Stock Purchase Agreement contains certain representations and warranties by Taurus and each of the Purchasers that are commonly found in agreements relating to transactions comparable to the Sale.

In connection with the Sale, on December 13, 2004, Taurus and Terra entered into the Terra/Taurus Letter Agreement, pursuant to which Taurus has agreed to make a payment to Terra if, as a consequence of the efforts by Taurus and others on its behalf in preparation for the Sale, the market price of Terra’s Common Shares falls and as a consequence Terra becomes obligated to issue additional shares pursuant to its acquisition of Mississippi Chemical Corporation.

On December 13, 2004, Taurus and Seneca Capital LP entered into the Seneca Letter Agreement to clarify certain terms in the Stock Purchase Agreement.

Pursuant to the Lazard/Taurus Letter Agreement, Taurus has agreed that it will not (i) prior to March 15, 2005 without Lazard’s prior written consent, sell any shares of capital stock of Terra or any securities convertible into, or exercisable or exchangeable for such capital stock, in each case other than in a sale that is exempt from the registration requirements of the Securities Act, and (ii) prior to January 15, 2005 without Lazard’s prior written consent, directly or indirectly, establish a put equivalent position with respect to any shares of capital stock of Terra held by Taurus.

The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the Terra/Taurus Letter Agreement, the Lazard/Taurus Letter Agreement and the Seneca Letter Agreement, which are incorporated herein by reference.”

Item 7. Material to be filed as Exhibits.

The following documents are hereby added as exhibits:

Exhibit	Document
99.1	Stock Purchase Agreement, dated December 13, 2004, by and among Taurus Investments S.A. and the purchasers named therein.

99.2	Letter Agreement, dated December 13, 2004, by and between Terra Industries Inc. and Taurus Investments S.A.

99.3	Engagement Letter Agreement, dated November 1, 2004, by and between Lazard Frères & Co. LLC and Taurus Investments S.A.

99.4	Letter Agreement, dated December 13, 2004, by and between Lazard Frères & Co. LLC and Taurus Investments S.A.

99.5	Letter Agreement, dated December 13, 2004, by and among Taurus Investments S.A., Seneca Capital LP and Seneca Capital International Ltd.

CUSIP No. 457729101	SCHEDULE 13D	Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2004

ANGLO AMERICAN plc

By:	/s/ B. Keisler
Name:	B. Keisler
Title:	Executive Vice President, General Counsel

TAURUS INVESTMENTS S.A.

By:	/s/ J.A. Thompson
Name:	J.A. Thompson
Title:	Secretary

CUSIP No. 457729101	SCHEDULE 13D	Page 7 of 9 Pages

ANNEX A

I. The following list sets forth certain information concerning each of the Directors and Executive Officers of Anglo American plc.

Name:	Sir Mark Moody-Stuart (Chairman)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman, Anglo American

Name:	Mr A.J. Trahar (Chief Executive)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo American

Name:	Mr D.J. Challen (Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

Name:	Mr B.E. Davison (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Director, Anglo American

Name:	Dr. C.E. Fay (Non-Executive Director)
Citizenship:	British
Business Address:	Merrifield, Links Road, Bramley, Guildford, GU5 OAL, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr R.M. Godsell (Non-Executive Director)
Citizenship:	South African
Business Address:	11 Diagonal Street, Johannesburg 2001, South Africa
Principal Occupation:	Executive Director and Chief Executive, AngloGold Ashanti Limited

Name:	Mr D.A. Hathorn (Member of Executive Committee)
Citizenship:	South African
Business Address:	44 Main Street, Johannesburg, South Africa
Principal Occupation:	Chief Executive, Mondi (Europe)

Name:	Mr. R.J. King (Member of Executive Committee)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Vice President, Group Human Resources and Business Strategy, Anglo American

Name:	Mr A.W. Lea (Finance Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Finance Director, Anglo American

Name:	Mr G. Lindahl (Non-Executive Director)
Citizenship:	Swedish
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

CUSIP No. 457729101	SCHEDULE 13D	Page 8 of 9 Pages

Name:	Mr R.J. Margetts CBE (Senior Independent Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman, Legal and General Group plc

Name:	Dr Maria Silvia Bastos Marques (Non-Executive Director)
Citizenship:	Brazilian
Business Address:	Rua do Mercado, 11/1711/17° andar, 20010-120, Centro, Rio de Janeiro
Principal Occupation:	Director of Companies

Name:	Mr W.A. Nairn (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Technical Director, Anglo American

Name:	Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:	South African
Business Address:	De Beers House, Corner Diamond Drive and Crownwood Road, Theta, Johannesburg, 2013, South Africa
Principal Occupation:	Director and Chairman, De Beers S.A.

Name:	Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:	South African
Business Address:	BP Town Square, 61 St George’s Mall, Cape Town 8001, South Africa
Principal Occupation:	Regional President, BP Africa

Name:	Sir David Scholey (Non-Executive Director)
Citizenship:	British
Business Address:	1 Finsbury Avenue, London EC2M 2PP, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr S.R. Thompson (Member of Executive Committee)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo American Base Metals Division

Name:	Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:	Belgian
Business Address:	Puttestraat 10, B-1650 Beersel, Belgium
Principal Occupation:	Director of Companies

CUSIP No. 457729101	SCHEDULE 13D	Page 9 of 9 Pages

II. The following list sets forth certain information concerning each of the Directors and Executive Officers of Taurus Investments S.A.

Name:	Mrs G.F. Adams (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, L-1255 Luxembourg
Principal Occupation:	Manager, Human Resources and Administration, Anglo American Luxembourg S.A.

Name:	Mr T.A.M. Bosman (Director)
Citizenship:	Dutch
Business Address:	48 rue de Bragance, L-1255 Luxembourg
Principal Occupation:	Group Tax & Finance Manager, Anglo American Luxembourg S.A.

Name:	Mr N. Jordan (Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Secretary, Anglo American

Name:	Mr A. F. Pace-Bonello (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, L-1255 Luxembourg
Principal Occupation:	General Manager, Anglo American Luxembourg S.A.

Name:	Miss J.A. Thompson (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, L-1255 Luxembourg
Principal Occupation:	Company Secretary, Anglo American Luxembourg S.A.